Select Sector Municipal Trust (VKL)


The Joint Annual Meeting of Shareholders of the Trust was held on July 28, 1998, where shareholders voted on the election of Trustees and the selection of independent public accountants. With regard to the election of Rod Dammeyer as elected trustee by the preferred shareholders of the Trust 744 shares voted in his favor and 0 shares withheld. With regard to the election of David C. Arch as elected trustee by the common shareholders of the Trust 3,854,364 shares voted in his favor and 82,335 shares withheld. With regard to the election of Howard J Kerr as elected trustee by the common shareholders of the Trust 3,851,112 shares voted in his favor and 85,587 shares withheld. With regard to the election of Dennis J. McDonnell as elected trustee by the common shareholders of the Trust 3,854,364 shares voted in his favor and 82,335 shares withheld. The other trustees of the Fund whose terms did not expire in 1998 are Dennis J. McDonnell, Wayne W. Whalen, Don G. Powell, Theodore A. Myers, Hugo F. Sonnenschein and Steven Muller. With regard to the ratification of KPMG Peat Marwick LLP as independent public accountants for the Trust, 3,852,700 shares voted in favor of the proposal, 39,255 shares voted against and 45,488 shares abstained.